UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Additional Information

December 31, 2009 and 2008

Ameren Corporation

Savings Investment Plan

Index

December 31, 2009 and 2008

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Ameren Corporation Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Ameren Corporation Savings Investment Plan (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 29, 2010

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Investments at fair value (Notes 3, 4 and 5)	$1,268,341,315	$1,051,856,148

Receivables
Participant contributions	2,264,594	1,035,282
Employer contributions	884,522	299,491
Dividends and interest	226,257	289,931
Due from brokers for securities sold	844,903	1,305,361

Total receivables	4,220,276	2,930,065

Total assets	1,272,561,591	1,054,786,213

Liabilities
Accrued expenses	206,787	196,559
Due to brokers for securities purchased	807,961	1,521,354

Total liabilities	1,014,748	1,717,913

Net assets available for benefits at fair value	1,271,546,843	1,053,068,300

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,955,477)	6,209,250

Net assets available for benefits	$1,262,591,366	$1,059,277,550

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

	2009	2008
Additions:
Interest and dividends	$22,830,247	$37,198,919
Net appreciation in fair value of investments (Notes 3, 4 and 5)	142,544,001	–
Participant contributions	69,353,000	67,094,660
Employer contributions	25,069,576	23,001,573

Total additions	259,796,824	127,295,152

Deductions:
Net depreciation in fair value of investments (Notes 3, 4 and 5)	–	429,660,785
Benefits paid to participants	54,974,264	59,416,898
Administrative expenses (Note 6)	1,508,744	1,344,564

Total deductions	56,483,008	490,422,247

Plan transfers in (Note 1)	–	54,257,586

Net increase (decrease)	203,313,816	(308,869,509)

Net assets available for benefits
Beginning of year	1,059,277,550	1,368,147,059

End of year	$1,262,591,366	$1,059,277,550

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan

General

The following is a brief summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan’s purpose is to provide all regular full-time management and contract employees (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their annual base compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of ERISA, as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Plan Transfer In

Effective February 1, 2008, the Plan was amended to merge the assets of the Ameren Corporation Employee Long-Term Savings Plan - IBEW No. 702 (the “Long-Term Savings Plan”) into the Plan. The asset transfer into the Plan consisted of 226,077 shares of Ameren common stock, with a fair market value as of the date of the transfer of $10,114,685. In addition, cash of $42,619,392 and loan balances of $1,523,509 were transferred into the Plan.

Participation

The Plan covers substantially all employees of the Company, except, prior to February 1, 2008, contract employees covered by a collective bargaining agreement between the Company and employees who are members of the IBEW No. 702 collective bargaining unit employed by Central Illinois Public Service or Ameren Energy Generating Company. All regular full-time employees are eligible to participate upon employment.

Contributions

All Participants can contribute a maximum of 100 percent of their base compensation to the Plan. Participant contributions are subject to annual limitations imposed by the Code ($16,500 in 2009 and $15,500 in 2008). The Company will make an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund, but Participants have the opportunity to immediately allocate these contributions to different investments if so desired.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $5,500 in 2009 and $5,000 in 2008 as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct their contributions and the Employer Basic Matching Contributions by electing that such contributions be placed in a single investment fund or allocated in increments of one percent to any combination of investment funds, excluding the AES Stock Fund. Such fund allocation elections may be changed daily. Investments in the AES Stock Fund can be reallocated at any time, but no new investments can be allocated to this fund.

As part of the merger of the CILCO Employees’ Savings Plan into the Plan on January 1, 2004, the AES Stock Fund was added to the SIP to allow Participants time to transition this investment to other Plan funds. On March 2, 2009, the Company notified Participants who were invested in the AES Stock Fund that the fund would be terminated effective December 31, 2010, subject to modification should circumstances change. Any balances held in the AES Stock Fund on December 31, 2010 (or such other date as may be determined in the future), will be automatically reallocated to the Target Retirement Date Fund closest to the Participant’s age 65.

Effective January 1, 2009, the Plan includes 403(a), 403(b) and 457 distributions as eligible rollover contributions.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Loans

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2009 and 2008, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant. Through December 31, 2008, a Participant whose account balance was $1,000 or greater could have deferred distribution until December 31 of the year they attained age 70 1/2, but no later than April 1 of the year following the Participant’s attaining age 70 1/2. If the balance of the account was less than $1,000, the distribution was made in a lump sum within ninety days of his or her termination of employment, provided he or she was not an employee on such date. Effective January 1, 2009, the automatic payout at age 70 1/2 was eliminated, replacing this provision with required minimum distributions (annual installments payable during the participant’s lifetime). All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund or the AES Stock Fund, if applicable, distributed in shares of Ameren or AES common stock, respectively. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive distributions prior to termination of employment of (a) all or a portion of a Participant’s account balance acquired at least 84 months prior to a distribution and (b) any portion of a Participant’s account balance acquired by dividends or other income. Any such distributions would be subject to tax withholding and potentially a 10 percent early withdrawal penalty similar to any other early Plan distribution unless the distribution is rolled over to an individual retirement account or other qualified plan.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, as contract value is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

Investment Valuation and Income Recognition

All investments are presented at fair value as of December 31, 2009 and 2008. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Trustee and recordkeeping fees are primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

3.	Investments

The following table presents investments of the Plan at December 31, 2009 and 2008, respectively:

	2009	2008
Investments at Fair Value as Determined By Quoted Market Price
Common Stock
Ameren Corporation(1)(2)	$159,480,380	$181,205,635
The AES Corporation	6,198,986	4,458,219
Managed Domestic Equity Funds
NWQ Small/Mid Cap Value Fund(1)	110,363,725	79,690,735
American Funds Growth Fund of America(1)	96,828,177	68,715,850
Allianz NFJ Dividend Value Fund(1)	86,703,523	78,217,262
BlackRock Equity Index Fund(1)(4)	86,293,624	67,486,795
Vanguard Extended Market Index Fund	57,710,759	40,125,491
Royce Value Plus Fund	11,348,505	4,409,263
Managed International Equity Fund
American Funds EuroPacific Growth Fund(1)	123,593,860	83,111,772
Managed Fixed Income Fund
PIMCO Total Return Fund(1)	77,330,057	61,764,512
Investments at Estimated Fair Value
Managed Fixed Income Funds
Northern Trust Company Collective Stable Asset Fund(1)(3)	279,573,034	248,584,109
Fidelity Management Trust Co. Institutional Cash Portfolio	2,878,191	4,671,439
Managed Target Retirement Date Funds(4)
BlackRock LifePath 2020 Portfolio	36,716,649	27,647,734
BlackRock LifePath 2015 Portfolio	29,081,792	21,332,233
BlackRock LifePath 2025 Portfolio	27,462,925	19,221,651
BlackRock LifePath 2030 Portfolio	15,727,270	10,179,352
BlackRock LifePath Retirement Portfolio	14,804,899	2,714,144
BlackRock LifePath 2035 Portfolio	5,997,729	3,415,974
BlackRock LifePath 2040 Portfolio	4,178,102	2,016,827
BlackRock LifePath 2045 Portfolio	2,736,720	1,131,089
BlackRock LifePath 2050 Portfolio	2,685,729	652,064
BlackRock LifePath 2010 Portfolio	–	11,241,590
Participant Loans	30,646,679	29,862,408

Total investments	$1,268,341,315	$1,051,856,148

(1)	Investments that represent 5 percent or more of the Plan’s net assets at December 31, 2009.
(2)	Nonparticipant-directed portion $46,639,222 and $46,555,998 at December 31, 2009 and 2008, respectively.
(3)	The Northern Trust Company Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $270,617,557 and $254,793,359 as of December 31, 2009 and 2008, respectively.
(4)	On December 1, 2009, Barclays Global Investors, N.A. was sold to BlackRock, Inc.; thus, the name of these funds changed from Barclays Global Investors (BGI), reflected as of December 31, 2008, to BlackRock.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

During 2009 and 2008, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value as follows:

	2009	2008
Investments at Fair Value as Determined By Quoted Market Price

Managed Fixed Income Fund	$4,135,285	$(3,431,492)
The AES Corporation Common Stock	2,547,515	(7,356,186)
Managed International Equity Fund	30,549,714	(67,424,797)
Ameren Corporation Common Stock	(27,824,454)	(93,139,944)
Managed Domestic Equity Funds	94,845,866	(237,685,710)

Net change in fair value of investments at fair value as determined by quoted market price	104,253,926	(409,038,129)

Investments at Estimated Fair Value
Managed Fixed Income Funds	11,885,485	10,723,726
Managed Target Retirement Date Funds	26,404,590	(31,346,382)

Net change in fair value of investments at estimated fair value	38,290,075	(20,622,656)

Total net change in fair value	$142,544,001	$(429,660,785)

4.	Fair Value Measurements

The Plan adopted authoritative guidance issued by the Financial Accounting Standards Board regarding fair value measurement, effective January 1, 2008. This guidance provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

-	quoted prices for similar assets or liabilities in active markets;

-	quoted prices for identical or similar assets or liabilities in inactive markets;

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

-	inputs other than quoted prices that are observable for the asset or liability;

-	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Mutual funds and collective trust funds are valued at the net asset value (NAV) of shares or units held by the Plan at year end. Participant loans are valued at amortized cost, which approximates fair value.

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stock	$165,679,366	$–	$–	$165,679,366
Domestic equity funds	252,590,964	196,657,349	–	449,248,313
International equity funds	123,593,860	–	–	123,593,860
Fixed income funds	77,330,057	282,451,225	–	359,781,282
Target retirement date funds	–	139,391,815	–	139,391,815
Participant loans	–	–	30,646,679	30,646,679

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Common stock	$185,663,854	$–	$–	$185,663,854
Domestic equity funds	191,467,867	147,177,529	–	338,645,396
International equity funds	83,111,772	–	–	83,111,772
Fixed income funds	61,764,512	253,255,548	–	315,020,060
Target retirement date funds	–	99,552,658	–	99,552,658
Participant loans	–	–	29,862,408	29,862,408

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following table summarizes the changes in the fair value of financial assets classified within Level 3 in the fair value hierarchy for the year ended December 31, 2009:

	Beginning Balance at January 1, 2009	Realized and Unrealized Gains/(Losses) Included in Earnings	Purchases, Issuances, and Other Settlements, Net	Net Transfers Into (Out of) of Level 3	Ending Balance at December 31, 2009	Change in Unrealized Gains (Losses) Related to Assets/Liabilities Still Held at December 31, 2009
Assets
Participant loans	$29,862,408	$–	$784,271	$–	$30,646,679	$–

The following table summarizes the changes in the fair value of financial assets classified within Level 3 in the fair value hierarchy for the year ended December 31, 2008:

	Beginning Balance at January 1, 2008	Realized and Unrealized Gains/(Losses) Included in Earnings	Purchases, Issuances, and Other Settlements, Net	Net Transfers Into (Out of) of Level 3	Ending Balance at December 31, 2008	Change in Unrealized Gains (Losses) Related to Assets/Liabilities Still Held at December 31, 2008
Assets
Participant loans	$28,686,556	$–	$1,175,852	$–	$29,862,408	$–

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at and for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008

Net assets
Ameren Common Stock Fund	$46,639,222	$46,555,998
Employer contributions receivable	314,394	128,757

Changes in net assets
Interest and dividends	2,366,252	3,206,393
Net depreciation in fair value of investments	(6,511,556)	(25,107,455)
Employer contributions	8,886,710	8,230,581
Benefits paid to Participants	(1,312,982)	(1,758,396)
Administrative expenses	(45,694)	(33,717)
Plan transfer in	–	2,230,951
Net transfer out to other investments	(3,113,869)	(1,050,326)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

6.	Transactions with Parties-in-Interest

Effective January 1, 2008, Fidelity Management Trust Company became Trustee of the Plan, replacing The Northern Trust Company.

At December 31, 2009, the Plan held Company common stock with a cost and market value of $213,879,988 and $159,480,380, respectively. During 2009, the Plan purchased shares at a cost of $36,643,054 and sold shares valued at $28,182,985.

At December 31, 2008, the Plan held Company common stock with a cost and market value of $222,577,947 and $181,205,635, respectively. During 2008, the Plan purchased shares at a cost of $71,063,061 and sold shares valued at $17,807,161.

At December 31, 2009, and December 31, 2008, respectively, the Plan held $2,878,191 and $4,671,439 in the Fidelity Management Trust Company Institutional Cash Portfolio, which is managed by the Trustee.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $1,134,569 and $990,000 for the years ended December 31, 2009 and December 31, 2008, respectively.

Fees paid by the Plan to the prior Trustee for trust and investment management services were $363,948 and $354,564 for the years ended December 31, 2009 and December 31, 2008, respectively.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$1,262,591,366	$1,059,277,550
Amounts allocated to deemed distributions of Participant loans	(691,330)	(568,846)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,955,477	(6,209,250)

Net assets available for benefits per the Form 5500	$1,270,855,513	$1,052,499,454

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of total additions per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008

Total additions plus net depreciation in fair value of investments per the financial statements	$259,796,824	$(302,365,633)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	8,955,477	(6,209,250)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	6,209,250	(1,838,913)

Total income per the Form 5500	$274,961,551	$(310,413,796)

The following is a reconciliation of deemed distributions of Participant loans per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

	2009	2008

Deemed distributions of Participant loans per the financial statements	$–	$–
Add: Amounts allocated to deemed distributions of Participant loans during the current year	691,330	568,846
Less: Amounts allocated to deemed distributions of Participant loans during the prior year	(568,846)	(707,337)

Deemed distributions of Participant loans per the Form 5500	$122,484	$(138,491)

Deemed distributions of Participant loans are recorded on the Form 5500 for Participant loans that were deemed distributed under provisions of the Code during the Plan year.

8.	Federal Income Tax Status

The Company obtained its latest determination letter May 28, 2008, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

9.	Subsequent Events

The Plan was amended on January 1, 2010, for management employees to include additional pay, besides base pay, as 401(k) eligible pay. Additional pay includes, but is not limited to, short-term incentive pay, bonuses, over time, continuous operations pay and premium pay.

Subsequent event procedures have been carried out to the date of the financial statement issuance.

Ameren Corporation

Savings Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2009	Schedule I

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value

***	Northern Trust Company	Collective Stable Asset Fund	$238,270,535	$279,573,034
*	Ameren Corporation	Ameren Stock	213,879,988	159,480,380
	American Funds Group	EuroPacific Growth Fund	128,650,359	123,593,860
	NAM	NWQ Small/Mid Cap Value Fund	158,364,784	110,363,725
	American Funds Group	Growth Fund of America	99,406,863	96,828,177
	Allianz Global Investors Fund Management	NFJ Dividend Value Fund	135,883,906	86,703,523
	BlackRock	BlackRock Equity Index Fund	83,435,065	86,293,624
	Pacific Investment Management Company	PIMCO Total Return Fund	75,838,020	77,330,057
	The Vanguard Group	Vanguard Extended Market Index Fund	57,592,388	57,710,759
	BlackRock	BlackRock LifePath 2020 Portfolio	37,392,221	36,716,649
*, **	Participants	Participant Loans	30,646,679	30,646,679
	BlackRock	BlackRock LifePath 2015 Portfolio	28,687,124	29,081,792
	BlackRock	BlackRock LifePath 2025 Portfolio	28,148,791	27,462,925
	BlackRock	BlackRock LifePath 2030 Portfolio	16,007,938	15,727,270
	BlackRock	BlackRock LifePath Retirement Portfolio	14,694,721	14,804,899
	Royce	Royce Value Plus Fund	10,391,088	11,348,505
	The AES Corporation	AES Stock	10,694,636	6,198,986
	BlackRock	BlackRock LifePath 2035 Portfolio	5,965,433	5,997,729
	BlackRock	BlackRock LifePath 2040 Portfolio	3,994,636	4,178,102
*	Fidelity Management Trust Company	FMTC Institutional Cash Portfolio	2,878,191	2,878,191
	BlackRock	BlackRock LifePath 2045 Portfolio	2,334,448	2,736,720
	BlackRock	BlackRock LifePath 2050 Portfolio	2,382,373	2,685,729

			$1,385,540,187	$1,268,341,315

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00 percent to 10.50 percent on loans maturing through 2019.
***	Collective Stable Asset Fund holds investment contracts that are presented at fair value. Contract value of those investments, representing the benefits available to Plan Participants, was $270,617,557 as of December 31, 2009.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By	/s/ Mark C. Lindgren
Mark C. Lindgren
Vice President
Corporate Human Resources

June 29, 2010

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm